Exhibit 99.1

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of comprehensive income

		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
	Note	$’000	$’000	$’000	$’000
Operating expenses
Research and development	3	(8,397)	(7,088)	(26,810)	(21,570)
General and administration	3	(4,224)	(2,631)	(10,558)	(8,493)
Loss from operations		(12,621)	(9,719)	(37,368)	(30,063)

Finance income	4	2,535	2,438	7,760	6,049
Finance expense	4	(181)	(184)	(538)	(534)
Movement of expected credit loss		(2)	(17)	45	1
Foreign exchange (loss)/gain		(1,845)	1,833	(58)	232
Total other income		507	4,070	7,209	5,748

Loss before tax		(12,114)	(5,649)	(30,159)	(24,315)
Tax charge/(credit)		-	-	-	-
Loss for the period		(12,114)	(5,649)	(30,159)	(24,315)

Other comprehensive income/(expense)
Items that may be reclassified to profit or loss
Fair value movement on marketable securities		908	(428)	258	(1,216)
Currency translation adjustment		1,622	(1,780)	(113)	(161)
Total comprehensive loss for the period		(9,584)	(7,857)	(30,014)	(25,692)

Attributable to owners:
Loss for the period		(12,114)	(5,649)	(30,159)	(24,315)
Total comprehensive loss for the period		(9,584)	(7,857)	(30,014)	(25,692)

Loss per share
Basic and diluted loss per share (in USD)	13	(0.23)	(0.11)	(0.58)	(0.47)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	1

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of financial position

		At September 30,	At December 31,
		2024	2023
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	5	90,059	78,420
Other financial assets	5	32,517	55,615
Marketable securities	6	27,461	27,525
Other current assets	7	4,909	2,529
Total current assets		154,946	164,089
Non-current assets
Marketable securities	6	43,806	61,142
Property, plant and equipment		859	1,069
Total non-current assets		44,665	62,211
Total assets		199,611	226,300

LIABILITIES AND EQUITY
Current liabilities
Trade payables	8	2,946	3,490
Lease liability		275	343
Other current liabilities	9	6,566	2,868
Total current liabilities		9,787	6,701
Non-current liabilities
Lease liability		458	631
Total non-current liabilities		458	631
Total liabilities		10,245	7,332

Equity attributable to owners
Share capital		1,301	1,301
Additional paid-in capital		291,463	291,463
Other reserves		4,866	4,651
Foreign currency translation reserve		(10,620)	(10,507)
Accumulated deficit		(97,644)	(67,940)
Total equity		189,366	218,968
Total liabilities and equity		199,611	226,300

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	2

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2023	1,301	291,448	2,595	(13,035)	(32,493)	249,816
Loss for the period	-	-	-	-	(24,315)	(24,315)
Other comprehensive expense	-	-	(1,216)	(161)	-	(1,377)
Total comprehensive loss for the period	-	-	(1,216)	(161)	(24,315)	(25,692)
Share-based compensation expense	-	-	1,649	-	-	1,649
Share option exercises	-	-	(140)	-	140	-
Total transactions with owners	-	-	1,509	-	140	1,649
At September 30, 2023	1,301	291,448	2,888	(13,196)	(56,668)	225,773

At January 1, 2024	1,301	291,463	4,651	(10,507)	(67,940)	218,968
Loss for the period	-	-	-	-	(30,159)	(30,159)
Other comprehensive income/(expense)	-	-	258	(113)	-	145
Total comprehensive loss for the period	-	-	258	(113)	(30,159)	(30,014)
Share-based compensation expense	-	-	412	-	-	412
Transfer of share options	-	-	(455)	-	455	-
Total transactions with owners	-	-	(43)	-	455	412
At September 30, 2024	1,301	291,463	4,866	(10,620)	(97,644)	189,366

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	3

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of cash flows

	Nine months ended September 30,
	2024	2023
	$’000	$’000
Cash flows from operating activities
Loss for the period	(30,159)	(24,315)
Depreciation	237	237
Share-based compensation expense	412	1,649
Finance income	(7,760)	(6,049)
Finance expense	538	534
Movement of expected credit loss	(45)	(1)
Foreign exchange loss/(gain)	58	(232)
Movement in working capital	812	1,119
Cash flows used in operating activities	(35,907)	(27,058)
Finance expense paid	(700)	(466)
Finance income received	4,768	2,273
Net cash used in operating activities	(31,839)	(25,251)

Cash flows from/(used in) investing activities
Purchase of other financial assets	-	(54,000)
Purchase of property, plant and equipment	(24)	(76)
Proceeds from sale of other financial assets	25,000	-
Proceeds from redemptions and disposals of marketable securities	18,828	-
Cash flows from/(used in) investing activities	43,804	(54,076)

Cash flows used in financing activities
Payment of lease liability	(245)	(163)

Net increase/(decrease) in cash and cash equivalents	11,720	(79,490)
Cash and cash equivalents at the beginning of the period	78,420	165,955
Impact of foreign exchange on cash and cash equivalents	(81)	(26)
Cash and cash equivalents at the end of the period	90,059	86,439

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	4

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland.

The Company and its subsidiary, GH Research Ireland Limited, (together the “Group” or “GH Research”) are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Its initial focus is on developing the novel and proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable mebufotenin product candidate, GH002, a proprietary intravenous mebufotenin product candidate, and GH003, a proprietary intranasal mebufotenin product candidate.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them for issue on November 14, 2024.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with IFRS Accounting Standards
The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023, which were prepared in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2023, are expected to be filed with the Companies Registration Office by November 26, 2024.

New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024, that are relevant to the Group and that have had any material impact in the interim period. The review of the impact of new standards on the Group’s financial statements which are not yet effective and which have not been early adopted by the Group is ongoing. This includes the recently issued IFRS 18 “Presentation and Disclosure in Financial Statements”. There are no other amendments to standards and interpretations that are not yet effective which have been deemed relevant to the Group.

Going concern basis
GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of September 30, 2024. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of September 30, 2024, the Group’s cash and cash equivalents amounted to $90.1 million (December 31, 2023: $78.4 million). The Group also held marketable securities of $71.3 million and other financial assets of $32.5 million as of September 30, 2024 (December 31, 2023: marketable securities of $88.7 million and other financial assets of $55.6 million). The marketable securities held by the Group are quoted in active markets and are an additional source of liquidity. The board of directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
Use of estimates and judgments
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are consistent with those that applied in the preparation of the consolidated financial statements for the year ended December 31, 2023.

Accounting policies
The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements.

Current and deferred income tax
The interim income tax expense is calculated based on the Company’s estimate of the weighted average effective annual income tax rate expected for the full year. The current and deferred income tax charge was $nil for the three and nine months ended September 30, 2024 and 2023, which is in line with the Company’s estimate for the full year. No deferred tax assets have been recognized as there is no certainty that sufficient taxable profits will be generated within the required timeframe to be able to utilize these tax loss carry-forwards in full.

Research and development tax credits
As explained in the Group’s consolidated financial statements for the year ended December 31, 2023, research and development tax credits have been claimed and are recognized at their fair value where there is reasonable assurance that the tax credits will be received, and the Group will comply with all conditions attaching to them. Qualifying expenditures largely comprise employment costs for research staff for which an estimate of time spent directly or indirectly supporting the pursuit of research and development activities is made, consumables and outsourced contract research organization costs.

In the three and nine months ended September 30, 2024, an amount of $1.2 million and $2.0 million has been recognized, respectively. A portion of the research and development tax credit claimed remains unrecognized at September 30, 2024, as management has assessed that some uncertainty remains and therefore, reasonable assurance has not been achieved. Reasonable assurance is achieved using internal experience, judgment and assistance from our professional advisors. If the portion of the research and development tax credit which remains unrecognized at September 30, 2024, increased or decreased by 5%, this would not have a material impact on the financial statements.

Segment reporting
Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
3.	Expenses by nature

The following table provides the consolidated statement of comprehensive income classification of our expense by nature:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
External research and development expenses	6,728	5,207	21,651	16,521
Employee expenses[1,3]	1,606	1,812	4,964	4,857
Depreciation	5	8	16	28
Other expenses	58	61	179	164
Total research and development expenses	8,397	7,088	26,810	21,570

External costs	3,016	1,725	7,253	5,834
Employee expenses[2,3]	1,134	834	3,084	2,450
Depreciation	74	72	221	209
Total general and administrative expenses	4,224	2,631	10,558	8,493
Total operating expenses	12,621	9,719	37,368	30,063

1 Included in employee expenses is a share based compensation expense of $0.1 million and $0.2 million for the three and nine months ended September 30, 2024, respectively, relating to employees in the research and development department (three and nine months ended September 30, 2023, $0.4 million and $1.0 million, respectively).

2 Included in employee expenses is share based compensation expense of $0.1 million and $0.2 million for the three and nine months ended September 30, 2024, respectively, relating to employees in the general and administrative department (three and nine months ended September 30, 2023, $0.2 million and $0.7 million, respectively).

3 Includes termination expenses incurred in the nine months ended September 30, 2024.

Foreign exchange gain/loss

Foreign exchange loss of $1.8 million for the three months ended September 30, 2024 (gain of $1.8 million for the three months ended September 30, 2023), and foreign exchange loss of $0.1 million for the nine months ended September 30, 2024 (gain of  $0.2 million for the nine months ended September  30, 2023) consists primarily of gains and losses related to the translation of the U.S. dollar cash and other financial assets balance into euro in the accounts of the Company’s subsidiary, GH Research Ireland Limited, whose functional currency is euro as explained in the Group’s consolidated financial statements for the year ended December 31, 2023.

At September 30, 2024, if the U.S. dollar had weakened/strengthened by 10% against the euro with all other variables held constant, the loss before tax for the nine months ended September 30, 2024, would have been $3.4 million higher/lower, mainly related to the translation of cash and other financial assets held in U.S. dollar in the Company’s subsidiary, GH Research Ireland Limited. This would be offset by an equivalent amount within Other Comprehensive Income.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
4.	Finance income and expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Finance income
Finance income on cash, cash equivalents and other financial assets	567	141	1,647	141
Gain on cash equivalents and other financial assets at fair value through profit and loss (“FVTPL”)	1,097	1,257	3,235	2,811
Interest income under effective interest rate method at fair value through other comprehensive income (“FVOCI”)	871	1,040	2,878	3,097
Finance income	2,535	2,438	7,760	6,049

Finance expense
Finance expense on investments	(169)	(168)	(500)	(484)
Finance expense on lease liability	(12)	(16)	(38)	(50)
Finance expense	(181)	(184)	(538)	(534)

5.	Cash and cash equivalents

	September 30,	December 31,
	2024	2023
	$’000	$’000
Cash at bank and in hand	27,646	41,390
Cash equivalents	62,413	37,030
	90,059	78,420

During the nine months ended September 30, 2024, proceeds of $25.0 million were received from the sale of a portion of other financial assets which were used to fund the operating activities of the Group, and proceeds of $19.8 million were received from the redemption of marketable securities, which includes accrued interest. On redemption of the marketable securities, the funds are invested in cash equivalents.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
6.	Marketable securities

Marketable securities
$’000
Fair value
At January 1, 2024	88,667
Accrued interest	2,878
Interest received	(801)
Redemptions and disposals of marketable securities	(19,780)
Revaluation adjustment	303
At September 30, 2024	71,267

The Group holds government and corporate listed bonds which comprise marketable securities measured at FVOCI. These marketable securities had a fair value of $71.3 million at September 30, 2024 (December 31, 2023: $88.7 million). During the nine month period ended September 30, 2024, a number of marketable securities were redeemed. This resulted in total proceeds of $19.8 million in the period, which includes accrued interest. The impairment loss allowance for expected credit losses at the reporting date was $0.1 million (December 31, 2023: $0.1 million). At September 30, 2024, the maturity of the Group’s marketable securities ranges from one month to three years. This maturity has been reflected in the allocation of current and non-current assets in the unaudited condensed consolidated interim statement of financial position.

The movement through OCI for the three and nine months ended September 30, 2024, is shown in the table below as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Revaluation adjustments	906	(445)	303	(1,215)
Movement of expected credit losses on assets measured at FVOCI	2	17	(45)	(1)
Movement on marketable securities through OCI	908	(428)	258	(1,216)

7.	Other current assets

Other current assets primarily represent prepayments and research and development tax credit receivable.

8.	Trade payables

Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which are outstanding at the end of the period. Trade payables are due to be settled at different times within 12 months.

9.	Other current liabilities

Other current liabilities primarily represent accruals for operating expenses and employee tax payable and are expected to be settled within one year.

10.	Contingencies

As of September 30, 2024, there were no material contingencies which required adjustment or disclosure in the unaudited condensed consolidated interim financial statements (2023: none).

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
11.	Share based compensation

Share Options
In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company has reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which include ordinary shares pursuant to share-based equity awards issued to date. As of September 30, 2024, the Company has 427,256 ordinary shares available for the future issuance of share-based equity awards.

Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants.

During the three and nine months ended September 30, 2024, the Company granted the option to purchase 30,500 and 152,000 ordinary shares, respectively, to employees which were in line with the general terms of the Share Option Plan. All share options granted to employees during the three and nine months ended September 30, 2024, had a contractual term (expiration) of eight years from the grant date with an exercise price at the closing market price on the day prior to the grant.

During the three and nine months ended September 30, 2024, the Company granted the option to purchase 16,596 and 33,120 ordinary shares to members of the board of directors which vested on the date of grant and are subject to a two year service condition. These share options have a contractual term (expiration) of seven years from the grant date with an exercise price of $0.025 per share.

The following table summarizes the share option awards outstanding as of September 30, 2024:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2023	10.35	790,720	6.57
Granted	8.07	185,120	7.41
Forfeited	11.13	(207,658)	6.05
At September 30, 2024[1]	9.59	768,182	6.21

1 190,271 of the awards outstanding as of September 30, 2024, were exercisable.

The weighted average grant date fair value of awards granted during the three and nine months ended September 30, 2024, was $8.84 and $8.33 per award, respectively.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The fair values of the options granted during the three and nine months ended September 30, 2024, were determined on the date of the grant using the following assumptions:

	Three months ended September 30, 2024	Nine months ended September 30, 2024
Share price, in USD	6.69 - 12.18	5.80 - 14.81
Strike price, in USD – employees (weighted average)	9.51	9.82
Strike price, in USD – non-executive directors	0.025	0.025
Expected volatility	85% - 92%	85% - 92%
Award life (weighted average)	5.47	5.73
Expected dividends	-	-
Risk-free interest rate	3.54% - 4.26%	3.54% - 4.52%

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the life of the share option after which, when making the grant, the Company expected on average that participants would exercise their options.

As of September 30, 2024, Other Reserves within equity includes $4.1 million (December 31, 2023: $4.2 million) relating to the Group’s Share Option Plan. Balances which relate to forfeited awards which had previously vested are transferred from Other Reserves to Accumulated Deficit. The amount of expense for all awards recognized for services received during the three months ended September 30, 2024, was $0.3 million (three months ended September 30, 2023: $0.6 million) and for the nine months ended September 30, 2024, was $0.4 million (nine months ended September 30, 2023: $1.6 million).

12.	Related party disclosures

Other than those transactions reported in Note 11, “Share-based compensation”, there have been no other transactions in the three or nine months ended September 30, 2024 and ended September 30, 2023, with related parties that had a material effect on the financial position or performance of the Group.

13.	Loss per share

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Loss attributable to shareholders (in $’000)	(12,114)	(5,649)	(30,159)	(24,315)
Weighted average number of shares in issue	52,028,145	52,020,849	52,028,145	52,020,849
Basic and diluted loss per share (in USD)	(0.23)	(0.11)	(0.58)	(0.47)

For the three and nine months ended September 30, 2024, and 2023, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
14.	Events after the reporting date

There were no events after the reporting date requiring disclosure in the Group’s consolidated financial statements.